UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

Win-Win App, Inc.

Legal status of issuer Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 14, 2016

Physical address of issuer
1334 Brittmoore Road, Suite 2606
Houston, TX 77043

Website of issuer
http://www.trywinwin.com

Current number of employees
5

FINANCIAL SUMMARY

	Most Recent Fiscal Year-End	Prior Fiscal Year
Total Assets	$176,915	$18,767.00
Cash & Cash Equivalents	$159,110	$1,232.00
Accounts Receivable	$0.00	$17,535.00
Short-term Debt	$201,990	$162,770.00
Long-term Debt	$1,510,060	$1,260,000.00
Revenues/Sales	$3,232	$0.00
Cost of Goods Sold	$454	$0.00
Taxes Paid	$1,330	($400.00)
Net Income	($431,304.46)	($172,083.00)


April 30, 2020

FORM C-AR

Win-Win App, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C AR") is being furnished by Win-Win App, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completely of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.trywinwin.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is **April 30, 2020**.


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

I.   SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Win-Win App, Inc. (the "Company") is a Delaware Corporation, organized on January 14, 2016.

The Company is located at 1334 Brittmoore Road, Suite 2606, Houston, TX 77043.

 The Company's website is http://www.trywinwin.com.

The information available on or through our website is not a part of this Form C-AR.

A. The Business

The Company owns and operates an online fundraising platform for charities and philanthropies which incorporates a proprietary gamification model that allows fundraisers and contributors to work along-side sports stars and celebrities and compete in fundraising campaigns.

II.   RISK FACTORS

A. Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company operates in a highly competitive market.

The Company provides products in services that is full of competition from many other platforms and providers. Many of the Company's competitors are better capitalized and/or have better brand establishment and recognition. Furthermore, charitable fundraising is a highly competitive area in which both large and small entities compete for a limited number of dollars. Even with the advantages of the Company's product offering, those making charitable donations are generally only those who can afford to do so.

We have an evolving business model.

Our business model is one of innovation, including continuously working to expand our product lines and services to our clients. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We are reliant on one main type of service.

All of current services are variants on one type of service — providing a platform for charitable campaigns in a fun and competitive manner. Our revenues are therefore dependent upon successful charitable campaigns.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Mike Brown, and our compliance, engineering and marketing teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We may be vulnerable to hackers and cyber attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company's platform or in its computer systems could reduce the attractiveness of the Company's platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business.

Lack of capital-dependence upon offering proceeds

If the Company cannot raise sufficient funds it will not succeed. The Company is securities in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Competition from other donation based charitable platforms may adversely affect our existing markets, as well as prevent us from expanding our markets.

Our industry is highly competitive. We will compete with other companies not only for acceptance but also for charitable contributions. Our products and services will compete with a wide range of other platforms, most of which have substantially greater financial, marketing and distribution resources than ours.

Increased competitor consolidations, market-place competition, particularly among branded platforms, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our market position, we may be unable to achieve our current revenue and financial targets. We may not be successful in doing this and other companies may be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our ability to establish and expand the market for our products and services.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

To date, we have generated limited revenue and therefore must rely on external financing to fund our operations.

We are a startup company and our business model currently focuses on the development of our personal server and cloud data storage technology. While we have generated limited amounts of revenue through the sale of our products, we have not generated sufficient revenue to fund our operations and cannot assure you when or if we will be able to do so.

We expect capital outlays and operating expenditures to continue to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development and manufacturing;
* Sales and marketing efforts to bring our products to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition,

the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our products and misappropriate or compromise confidential information of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software, hardware and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

III. BUSINESS

A. Description of the Business

Win-Win Apps, Inc. is a technology platform that helps professional athletes, teams and other related celebrities and persons raise charitable funds for 501(c)3 and other non-profit charities. We provide professional athletes, teams and other related celebrities and persons with a platform where fans can contribute to select non-profit organizations and access experiences and memorabilia.

B. Business Plan

What is Win-Win?

Win-Win is the first of it's kind "gamified giving" platform where you compete to win epic experiences offered by today's biggest sports and entertainment influencers, all while contributing to impactful charities and causes!

Win-Win combines giving with gaming to make 'doing good' more fun! Pro athletes host fantasy sports style tournaments where donors compete to win priceless fan experiences. Win-Win enables anyone to positively impact the world in a very easy and rewarding way! #WinWin #GamifiedGiving #FanFunding

What is the "competition"?

Competitions come in the form of online game tournaments. Currently the standard tournament is a "Pick Em", but there are several other tournament types offered. The tournaments are hosted by pro athletes and entertainers with the goal of raising money and awareness for the charitable causes they care about, while giving you an opportunity to compete for epic experiences. Rather than competing for money, Win-Win tournaments give you the unique opportunity to compete for much more… experiences money simple can't buy!

Why a competition?

Competitions are fun! Rather than joining a random low-probability raffle drawing, Win-Win lets you determine your own winning fate. Participant's outcome in a tournament is determined only by their entry - the picks and predictions you make about upcoming sports matchups. Participants earn points for the accuracy of your picks and your total accumulated points is what determines your position on the leaderboard, and thus your winning prize!

Is it "One-Winner-Take-All"?

No! First place to last place on the leaderboard will win, guaranteed! Every tournament has a "prize list", which shows the prizes participants will win based on your final position on the leaderboard. Participants could win anything from dinner with your favorite NFL player, a football autographed by the entire team, limited edition Win-Win merchandise, or even $100 gift card from their favorite store. No matter how many people are in a tournament, everybody will win something.

Who can play in the tournaments?

Almost anyone can play! Participants must be 18 years of age or older and live in the United State of America. Participants will need to verify eligibility before receiving a prize. Prizes that require travel accommodations are limited to users living within the 48 states besides Hawaii and Alaska. Winners will receive a non-experience prize in exchange (ex: autographed item).

How much does it cost to enter a tournament?

Nothing, nada, zip! Tournaments are 100% free to play. Participants are encouraged to make a charitable contribution to the partner charity associated with the tournament, but it is not required and does not increase chances of winning a prize, at all. Although the donation is not required, it is GREATLY appreciated by the tournament host, the charitable organization, and our team here at Win-Win! Donations makes this a true "win-win" experience, and we've included several tangible benefits (see donation perks list).

What type of tournaments are offered?

We plan to offer tournaments hosted by NFL and NBA players and the game format is related to their respective sports (NBA host = you predict NBA matchups). Another tournament type is a Karma Competition and these are hosted by Win-Win and entry into these tournaments are solely based upon charitable participation. The Company's product offerings consist of various fund-raising tournaments that are hosted and promoted by professional athletes and others. These tournaments vary based upon the host, the objectives and the target audience.

C. History of the Business

The Company was incorporated as a Delaware corporation in January 2016 for the initial purpose of developing, promoting and operating a gamified platform for charities.

D. The Company's Products and/or Services

Product / Service	*Description*	*Current Market*
Win-Win	Win-Win provides professional athletes and teams a platform where their fans can contribute to select non-profit	*Professional athletes in need of a convenient means of using their platform for social good. 185M+ sports*

| | organizations and access experiences and memorabilia | *fans across the world.* |

E. Competition

Celebrity fundraising efforts for charity is a longstanding function, though the use of technology to make this process more efficient and farther reaching is relatively new. Most companies leverage raffles and the sweepstakes giveaway model, which is outdated and not interesting enough for fans to repeatedly engage. Win-Win leverages social gaming and competition to consistently engage fans while they make tax-deductible contributions to charity.

Key competitors in this space are Omaze, which offers charity raffles hosted by entertainers; Prizeo, which offers online charity raffles hosted by celebrities; and CharityBuzz, a charity auction from celebrity memorabilia.

F. Supply Chain and Customer Base

Win-Win works with professional athletes and teams, who leverage the platform as partners. Their fans become Win-Win users once they engage the fundraising campaign. Users are currently typically 25 - 45 years of age and U.S.-based, with approximately 70% male and 30% female.

Web hosting for our app and related properties is done through Amazon Web Services (AWS).

G. Intellectual Property and Research and Development

The Company does not own any trademarks, patents, or other intellectual property.

H. Real Property

The Company does not currently own any real property.

I. Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations include laws regarding charitable fundraising and campaigns, crowdfunding regulations and related rules and are subject to change.

J. Litigation

None

K. Other

The Company's principal address is 1334 Brittmoore Road, Suite 2606, Houston, TX 77043.

The Company's telephone number is: (510) 560-3338.

IV.   DIRECTORS, OFFICERS AND EMPLOYEES

A. Directors and Officers
The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Michael Brown	Chief Executive Officer, Chief Financial Officer and sole Director	• Founder/CEO at Win Win Apps, Inc., (2016-Present) • Nasqaq YEx Advisory Board Member, (May 2018- Present) • Gini Bu NkpaGi Nonprofit Organization, (Dec. 2010-June 2015) • Duke University- Bachelor (2005-2008)

B. Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

C. Employees

The Company currently has 5 employees.

V. CAPITALIZATION AND OWNERSHIP

A. Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	2,700,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The common stock will not dilute or qualify the securities issued in the Regulation CF Offering
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100% (90% on a fully diluted basis)
Type of security	Common Stock Options
Amount outstanding/Face Value	20,020
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The common stock options may dilute the securities issued in the offering
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.9104% as converted/fully diluted

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	$327,771
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Convertible into shares of CF Shadow Series Securities upon $1,000,000 equity financing at a 20% discount subject to a $10,000,000 valuation cap.

B. Debt

The Company has the following debt outstanding as of December 31, 2019:

Type of debt	Convertible Promissory Notes
Amount outstanding	$1,510,000
Interest Rate and Amortization Schedule	6%
Description of Collateral	None
Other Material Terms	Convertible at next equity financing (not including this Regulation CF Offering)
Maturity Date	Amended to each be April 15, 2021

The total amount of outstanding debt of the Company as of December 31, 2019 was $1,712,050.00, which included $1,510,000 in long term debt.

C. Prior Offerings

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	February 16, 2018	4(a)(2)
Secured Promissory Note	$20,000	1 at Face Value	General Corporate	May 29, 2018	4(a)(2)
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	June 13, 2018	4(a)(2)
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	November 2, 2018	4(a)(2)
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	April 9, 2019	4(a)(2)
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	April 12, 2019	4(a)(2)
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	April 15, 2019	4(a)(2)
Secured Promissory Note	$65,000	1 at Face Value	General Corporate	April 15, 2019	4(a)(2)
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	May 28, 2019	4(a)(2)
Secured Promissory Note	$25,000	1 at Face Value	General Corporate	June 13, 2019	4(a)(2)

Secured Promissory Note	$25,000	1 at Face Value	General Corporate	June 15, 2019	4(a)(2)
Secured Promissory Note	$50,000	1 at Face Value	General Corporate	July 17, 2019	4(a)(2)
CrowdSafe	$327,771	327,771	General Corporate	September 19, 2019	Regulation CF

D. Ownership

A majority of the Company is owned by Michael Brown.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Brown	2,700,000	100%*

*The Company has authorized 300,000 shares for allocation under an equity incentive option pool, of which 20,020 options have been granted and none of which have been exercised.

VI. FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

For the fiscal year ended December 31, 2019, the Company had total income of $3,232, taxable income of 0 and net income of (431,304).

A. Operations

We are an early stage company and our primary expenses consist of the following: General and administrative expenses, sales and marketing, product development, professional fees and compensation. Since we are an early stage company, we do not believe that our prior earnings will be indicative of future earnings and cash flows. The Company intends to achieve profitability in the next 18 months by completing the production of its products, engaging in marketing activities and entering into agreements with key resellers for the sale of our products. The Company currently requires $60,000.00 a month to sustain operations.

B. Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company currently had $1,510,000 in convertible debt from a previous investor fundraises as of December 31, 2020.

The Company will require additional financing over the next 12 months.

C. Capital Expenditures and Other Obligations

Other than marketing, personnel and working capital, the Company does not intend to make any material capital expenditures in the future.

D. Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

A. Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a

member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

VII. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

A. Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons:

B. Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

VIII. OTHER INFORMATION

A. Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and correct in all material respects.

/s/ Michael Brown

(Signature)

Michael Brown

(Name)

Chief Executive Officer

(Title)

April 29, 2020

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Brown

(Signature)

Michael Brown

(Name)

Chief Executive Officer

(Title)

April 29, 2020

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Win-Win

BALANCE SHEET
As of December 31, 2019



	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 CASH	
1001 Checking (8951)	0.00
1002 PayPal Account	0.00
1003 Checking - 2151	158,510.22
Total 1000 CASH	**158,510.22**
1072 Bill.com Money Out Clearing	600.43
Total Bank Accounts	**$159,110.65**
Accounts Receivable	
1200 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1300 Prepaid Expense	
1310 General	0.00
Total 1300 Prepaid Expense	**0.00**
Total Other Current Assets	**$0.00**
Total Current Assets	**$159,110.65**
Fixed Assets	
1500 Fixed Assets	
1510 Furniture & Fixtures	0.00
Total 1500 Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
1800 Other Assets	
1805 Intangible Assets	270.00
1930 Deposits	0.00
1960 Loan Receivable - MB	17,535.00
Total 1800 Other Assets	**17,805.00**
Total Other Assets	**$17,805.00**
TOTAL ASSETS	**$176,915.65**

29



Win-Win

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
2010 Vendors	0.00
Total 2000 Accounts Payable	**0.00**
Total Accounts Payable	**$0.00**
Other Current Liabilities	
2200 Accrued Expenses	
2210 Accrued Interest Payable	201,990.12
2220 Accrued Payroll	0.00
2225 Accrued Payroll Tax Payable	0.00
Total 2200 Accrued Expenses	**201,990.12**
2350 Charity Payable	
2351 Public Advocates	0.00
2352 Malcolm Jenkins Foundation	0.00
2353 Baton Rouge Area Foundation	0.00
2354 The Nova Southeastern University	0.00
2355 Breast Cancer Research Foundation	0.00
2356 Braven - TBD	0.00
2357 Team Gini	0.00
2358 YMCA	0.00
2359 Golden Future	0.00
Total 2350 Charity Payable	**0.00**
Total Other Current Liabilities	**$201,990.12**
Total Current Liabilities	**$201,990.12**
Long-Term Liabilities	
2400 Long-Term Debt	
2410 Convertible Note	1,510,060.00
Total 2400 Long-Term Debt	**1,510,060.00**
Total Long-Term Liabilities	**$1,510,060.00**
Total Liabilities	**$1,712,050.12**

30



Win-Win

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
3000 Equity	299,903.47
3100 Common Stock	277.02
Total 3000 Equity	**300,180.49**
Retained Earnings	-1,404,010.50
Net Income	-431,304.46
Total Equity	**$ -1,535,134.47**
TOTAL LIABILITIES AND EQUITY	**$176,915.65**

Win-Win

PROFIT AND LOSS
January - December 2019



	TOTAL
Income	
4000 Revenue	2,500.00
4010 Maker Commission Revenue	732.10
Total 4000 Revenue	**3,232.10**
Total Income	**$3,232.10**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5020 Experience Fulfillment	454.00
Total 5000 Cost of Goods Sold	**454.00**
Total Cost of Goods Sold	**$454.00**
GROSS PROFIT	**$2,778.10**
Expenses	
6100 Travel	
6110 Air	10,604.29
6120 Lodging	7,092.58
6130 Transportation	7,190.44
6140 Meals	3,041.47
6150 Travel - other	3,067.74
6170 Parking & tolls	236.15
6180 Mileage reimbursement	677.56
6190 Entertainment	2,037.80
Total 6100 Travel	**33,948.03**
66000 Payroll Expenses	48,366.31
7100 Consulting & OS Services	151,822.33
7110 Consulting	48,105.37
7140 Marketing consulting	17,000.00
7155 Design Consulting	300.00
Total 7100 Consulting & OS Services	**217,227.70**
7200 Marketing	
7205 Advertising/ Promotional	44,108.77
7230 Promotional	300.00
7235 Trade Shows & events	183.00
7250 Content	308.00
7258 Freelance content production	11,916.75
Total 7250 Content	**12,224.75**
Total 7200 Marketing	**56,816.52**

32



Win-Win

PROFIT AND LOSS

January - December 2019

	TOTAL
7400 General & Administrative	125.00
7425 Legal Fees - Corporate	13,420.00
7445 Bank Fees	596.79
7470 Entry Fees	112.45
Total 7400 General & Administrative	**14,254.24**
7600 Office & Related	
7620 Software licenses	3,986.69
7625 Office Equipment & Furniture	6,644.14
7630 Office Supplies	771.91
7635 Subscriptions & Dues	7,215.12
7640 Employee meals & snacks	61.96
7655 Charitable Contributions	445.06
Total 7600 Office & Related	**19,124.88**
8000 Facilities	
8030 Network Communications	1,158.69
8040 Office Cleaning & Maintenance	860.00
8045 Postage & Mailing	347.94
8050 Hosting	198.29
Total 8000 Facilities	**2,564.92**
Uncategorized Expense	1,000.00
Total Expenses	**$393,302.60**
NET OPERATING INCOME	**$ -390,524.50**
Other Expenses	
9800 Other Expense	
9820 Interest Expense	
9821 Convertible Debt	39,220.00
Total 9820 Interest Expense	**39,220.00**
9850 DE Franchise Taxes	530.00
9860 CA Taxes	800.00
Total 9800 Other Expense	**40,550.00**
Travel Meals	229.96
Total Other Expenses	**$40,779.96**
NET OTHER INCOME	**$ -40,779.96**
NET INCOME	**$ -431,304.46**